The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

December 17, 2010

Lisa Etheredge
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone (202) 551-3424
Fax (703) 813-6968

Re:           Vertex Energy, Inc. Form 10-K for the Year Ended December 31, 2009

Dear Ms. Etheredge:

Vertex Energy, Inc. (the “Company”) is in receipt of your comment letter dated December 16, 2010, regarding among other things, the Company’s Form 10-K for the Year Ended December 31, 2009.  The Company plans to respond to your comments by January 15, 2011 – the Company is unable to respond to your comments fully within 10 business days (as requested in your letter) due to the extent of your comments and time constraints associated with the winter holiday.

Very truly yours,

/s/ John S. Gillies
John S. Gillies
Associate